UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2025

MASTERWORKS VAULT 1, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12098

Delaware	92-1162722
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 300 Class A Ordinary Shares, Series 309 Class A Ordinary Shares, Series 315 Class A Ordinary Shares, Series 316 Class A Ordinary Shares, Series 318 Class A Ordinary Shares, Series 319 Class A Ordinary Shares, Series 320 Class A Ordinary Shares, Series 323 Class A Ordinary Shares, Series 329 Class A Ordinary Shares, Series 336 Class A Ordinary Shares, Series 338 Class A Ordinary Shares, Series 339 Class A Ordinary Shares, Series 340 Class A Ordinary Shares, Series 343 Class A Ordinary Shares, Series 344 Class A Ordinary Shares, Series 345 Class A Ordinary Shares, Series 346 Class A Ordinary Shares, Series 348 Class A Ordinary Shares, Series 360 Class A Ordinary Shares, Series 362 Class A Ordinary Shares, Series 365 Class A Ordinary Shares, Series 370 Class A Ordinary Shares, Series 372 Class A Ordinary Shares, Series 374 Class A Ordinary Shares, Series 377 Class A Ordinary Shares, Series 386 Class A Ordinary Shares, Series 411 Class A Ordinary Shares, Series 415 Class A Ordinary Shares, Series 417 Class A Ordinary Shares, Series 420 Class A Ordinary Shares, Series 421 Class A Ordinary Shares, Series 423 Class A Ordinary Shares, Series 429 Class A Ordinary Shares, Series 442 Class A Ordinary Shares, Series 446 Class A Ordinary Shares, Series 451 Class A Ordinary Shares, Series 453 Class A Ordinary Shares, Series 463 Class A Ordinary Shares, Series 467 Class A Ordinary Shares, Series 469 Class A Ordinary Shares, Series 470 Class A Ordinary Shares, Series 486 Class A Ordinary Shares, Series 488 Class A Ordinary Shares, Series 489 Class A Ordinary Shares, Series 497 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 1, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on November 9, 2022 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended (each an “Offering” and, collectively, “Offerings”). The Class A shares of each series represent ordinary membership interests in such series (“Class A shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

On or about May 19, 2023, the Company commenced accepting subscriptions for one or more Offerings. As of June 30, 2025, aggregate subscriptions of $50,139,660 had been accepted by the Company and closed upon, resulting in the issuance of an aggregate of 2,506,983 Class A ordinary shares of various series at $20.00 per share. All of the proceeds from each Offering are used to pay, directly or indirectly, for the acquisition of Artwork, and to pay an expense allocation to Masterworks.

2

During all relevant times following the initial closing of each Offering, each series holds title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2025, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), Masterworks manages all of our administrative services and funds all ordinary and necessary costs and expenses to maintain the Artwork of each series in exchange for preferred equity interests in each segregated portfolio of Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum. The SPC Preferred share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. Masterworks will be entitled to receive $20.00 per SPC Preferred share in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, a one-time expense allocation payment to Masterworks by each series from the proceeds of a series offering is intended to be reasonable compensation for (a) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No such charges or expenses are otherwise invoiced to the Company.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

Our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed will only reflect the management services fee, which includes all ordinary and necessary operating expenses, and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recorded based on the fair value of the SPC Preferred shares over the time period during which the related services are performed.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

3

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2025.

Income Taxes

We expect that the Company will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

We had no federal and state income tax assets, liabilities or expenses as of and for the period ended June 30, 2025.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2025 and as of June 30, 2024, respectively:

	June 30, (in thousands)
	2025	2024
Assets
Cash, cash equivalents and restricted cash	$6,765,617	$24,468,658
Investments in securities from affiliates	25,483,356	18,691,099
Property and equipment, net	393,175	429,878
Other assets	4,497,580	1,391,623
Total assets	$37,139,729	$44,981,259

Liabilities
Current liabilities	$3,986,304	$2,765,713
Long-term liabilities	0	0
Total liabilities	3,986,304	2,765,713

Member’s Equity	33,153,425	42,215,546
Total Member’s equity	$33,153,425	$42,215,546

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of securities for any series that has completed an offering in the foreseeable future, excluding management fee shares, and we are not permitted to do so under our operating agreement without prior approval of holders of the Class A ordinary shares of such series.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021 and borrowings under a $25 million senior secured revolving credit facility that expires in November 2025. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Masterworks has generated operating losses and negative cash flows from operations since 2022.

4

The Administrator earns fees in the form of SPC Preferred shares. Once earned the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1, which effectively results in dilution of other Class A shareholders of 1.5% per annum. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s and each series operations until the sale of the Artwork of each series. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

Masterworks’ revolving credit facility is secured by substantially all assets of Masterworks, including a pledge of equity interests in the Company beneficially owned by Masterworks. Other than these rights to acquire equity interests from Masterworks in the event of a default under the loan facility, Masterworks creditors have no rights, claims or interest in the assets of the Company. As of September 26, 2025, Masterworks has no outstanding borrowings under the credit facility. Any subsequent borrowings, if any, along with certain fees and expenses become due and payable on November 30, 2025.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects that, with scale and maturity of its operations as sales of artwork and management fee shares become a more regular occurrence, the Administrator’s cash inflows will consistently exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Artwork of each series for an indefinite period, although we will evaluate any reasonable third party offers to acquire the Artwork of a series following the offering conducted by the series.

Recent Developments in the Art Market

Transaction volumes in the global art market continued to reset from its COVID-era highs through 2024 and into the first half of 2025. Contemporary auction sales fell by 36% in 2024 to a six-year low, led by a sharp pullback in ultra-contemporary works – those by artists born from the 1970s onward – which declined -43% YoY amid sustained weakness in Chinese demand. Post-War continued to dominate sales at the top end of the market, capturing 76% of the $1m+ value and 73% of the lots (and 81% of the $10m+ lots) within the combined Post-War & Contemporary category.

In general, lower sales volumes has the effect of diminishing consignor interest in selling top-quality material, particularly at public auction. As a result, sales at the very highest end tightened with one nine-figure lot sold in 2024 (compared to two in 2023 and six in 2022), and sales between $10m-$100m dropped 45.5%, exerting an outsized drag on totals. Market fundamentals, however, showed improvement: sell-through rates rose to 84%, a three-year high, and the price-to-estimate ratio grew to 29% from 27% in 2024, signaling healthier price discovery, better-matched expectations and a return to a more normalized market

Private sales channels captured increased transaction volume as sellers avoided public auctions and buyers sought discretion. Christie’s private sales rose 41% YoY and Sotheby’s rose 17%. Dealer-run digital channels have more than doubled since 2019, reflecting continued investment and buyer comfort online. Meanwhile, third-party guarantees remained a core tool for underwriting marquee works. Collectors skewed toward established, market-tested names, as Jean-Michel Basquiat, Andy Warhol, and David Hockney led 2024 auction sales, at $185m, $173m and $151m respectively, underscoring the depth in mature Post-War markets even as riskier Contemporary assets reset.

5

Looking ahead through 2025, market sentiment has improved, but tariffs, geopolitics, and financial-market volatility could temper demand, particularly at the top end of the market. We expect a selective, private sales-led recovery: Post-War should continue to anchor the high end, while Contemporary stabilizes off 2024 lows with selectivity, guarantees and private sales shaping the pace of the rebound. A backlog of major estate sales, which tends to bring new material to the market, remains a potential catalyst for improved market sentiment and opportunity for price discovery.

Current art market transaction volumes remain below prior periods, reducing near-term opportunities for artwork sales and by extension, capital formation for new offerings. This has resulted in fewer portfolio exits and corresponding distributions to investors. The Company continues to exercise flexibility in timing sales based on market conditions. For the Administrator, reduced realized sales has decreased cash flows from profit participation, though management fee accruals continue as designed.

We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Services Agreement.

Item 2. Other Information

None.

6

Item 3. Consolidated Financial Statements

MASTERWORKS Vault 1, LLC

Consolidated Financial Statements

For the Period January 1, 2025 Through June 30, 2025

and For the Period January 1, 2024 Through June 30, 2024

F-1

MASTERWORKS VAULT 1, LLC

Consolidated Balance Sheet

As of June 30, 2025

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	120	120	120	120	120	120	120	120	120	120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	120	120	120	120	120	120	120	120	120
Artwork	1,560,000	2,003,000	634,000	944,000	501,000	626,000	405,000	458,000	561,000	391,000	894,000
Total Assets	$1,560,120	2,003,120	634,120	944,120	501,120	626,120	405,120	458,120	561,120	391,120	894,120
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-
Total Liabilities	$-	-	-	-	-	-	-	-	-	-	-
Members’ Equity:
Total Members’ Equity	$1,560,120	2,003,120	634,120	944,120	501,120	626,120	405,120	458,120	561,120	391,120	894,120

Noncontrolling interests in consolidated subsidiary	33,855	15,240	16,140	23,100	6,350	17,820	8,600	9,107	4,200	10,720	7,380
Members’ Equity	1,526,265	1,987,880	617,980	921,020	494,770	608,300	396,520	449,013	556,920	380,400	886,740

Total Liabilities And Members’ Equity	$1,560,120	2,003,120	634,120	944,120	501,120	626,120	405,120	458,120	561,120	391,120	894,120

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	120	120	120	120	120	10,120	190	110	110	120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	120	120	120	120	10,120	190	110	110	120
Artwork	1,780,000	4,331,000	522,000	488,000	2,220,000	541,000	1,804,000	1,332,000	944,000	422,000	555,000
Total Assets	$1,780,120	4,331,120	522,120	488,120	2,220,120	541,120	1,814,120	1,332,190	944,110	422,110	555,120
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	10,000	80	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	35,020	-	-	-	-
Total Current Liabilities	-	-	-	-	-	-	45,020	80	-	-	-
Total Liabilities	$-	-	-	-	-	-	45,020	80	-	-	-
Members’ Equity:
Total Members’ Equity	$1,780,120	4,331,120	522,120	488,120	2,220,120	541,120	1,769,100	1,332,110	944,110	422,110	555,120

Noncontrolling interests in consolidated subsidiary	43,251	99,840	14,360	13,520	58,800	14,660	5,500	9,140	12,160	3,200	15,240
Members’ Equity	1,736,869	4,231,280	507,760	474,600	2,161,320	526,460	1,763,600	1,322,970	931,950	418,910	539,880

Total Liabilities And Members’ Equity	$1,780,120	4,331,120	522,120	488,120	2,220,120	541,120	1,814,120	1,332,190	944,110	422,110	555,120

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

	Series 372	Series 374	Series 377	Series 386	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423	Series 429
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	120	120	110	110	610	110	110	4,799	110	110
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	120	110	110	610	110	110	4,799	110	110
Artwork	622,000	666,000	272,000	2,553,000	882,000	504,000	999,000	611,000	601,000	368,000	838,000
Total Assets	$622,120	666,120	272,120	2,553,110	882,110	504,610	999,110	611,110	605,799	368,110	838,110
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	500	-	-	4,689	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	9,420	-	-
Total Current Liabilities	-	-	-	-	-	500	-	-	14,109	-	-
Total Liabilities	$-	-	-	-	-	500	-	-	14,109	-	-
Members’ Equity:
Total Members’ Equity	$622,120	666,120	272,120	2,553,110	882,110	504,110	999,110	611,110	591,690	368,110	838,110

Noncontrolling interests in consolidated subsidiary	16,299	18,120	7,439	31,820	18,162	10,758	16,700	12,720	2,900	6,222	12,020
Members’ Equity	605,821	648,000	264,681	2,521,290	863,948	493,352	982,410	598,390	588,790	361,888	826,090

Total Liabilities And Members’ Equity	$622,120	666,120	272,120	2,553,110	882,110	504,610	999,110	611,110	605,799	368,110	838,110

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488	Series 489	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	8,740	110	782,080	2,600	600	1,600	100	100	600	213,180	1,028,940
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	110	8,740	110	782,080	2,600	600	1,600	100	100	600	213,180	1,028,940
Artwork	422,000	5,550,000	300,000	9,657,000	361,000	261,000	305,000	250,000	212,000	555,000		50,705,000
Total Assets	$422,110	5,558,740	300,110	10,439,080	363,600	261,600	306,600	250,100	212,100	555,600	213,180	51,733,940
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	8,630	-	781,980	2,500	500	1,500	-	-	500	213,080	1,023,960
Other amounts due to affiliates	-	15,700	-	2,870,440	20,500	10,000	9,000	3,000	-	41,500	-	3,014,580
Total Current Liabilities	-	24,330	-	3,652,420	23,000	10,500	10,500	3,000	-	42,000	213,080	4,038,540
Total Liabilities	$-	24,330	-	3,652,420	23,000	10,500	10,500	3,000	-	42,000	213,080	4,038,540
Members’ Equity:
Total Members’ Equity	$422,110	5,534,410	300,110	6,786,660	340,600	251,100	296,100	247,100	212,100	513,600	100	47,695,400

Noncontrolling interests in consolidated subsidiary	2,860	42,520	2,600	-	-	280	840	840	160	-	-	645,442
Members’ Equity	419,250	5,491,890	297,510	6,786,660	340,600	250,820	295,260	246,260	211,940	513,600	100	47,049,958

Total Liabilities And Members’ Equity	$422,110	5,558,740	300,110	10,439,080	363,600	261,600	306,600	250,100	212,100	555,600	213,180	51,733,940

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MASTERWORKS VAULT 1, LLC

Consolidated Balance Sheet

As of June 30, 2024

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	610	110	110	110	110	110	110	110	110	110
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	110	610	110	110	110	110	110	110	110	110	110
Artwork	1,560,000	2,003,000	634,000	944,000	501,000	626,000	405,000	458,000	561,000	391,000	894,000
Total Assets	$1,560,110	2,003,610	634,110	944,110	501,110	626,110	405,110	458,110	561,110	391,110	894,110
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	500	-	-	-	-	-	-	-	-	-
Amounts due to affiliate for purchase of artwork	-	11,000	-	-	111,320	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	11,500	-	-	111,320	-	-	-	-	-	-
Total Liabilities	$-	11,500	-	-	111,320	-	-	-	-	-	-
Members’ Equity:
Total Members’ Equity	$1,560,110	1,992,110	634,110	944,110	389,790	626,110	405,110	458,110	561,110	391,110	894,110

Noncontrolling interests in consolidated subsidiary	15,680	6,080	6,540	8,820	-	8,340	2,480	2,060	2,660	4,720	4,260
Members’ Equity	1,544,430	1,986,030	627,570	935,290	389,790	617,770	402,630	456,050	558,450	386,390	889,850

Total Liabilities And Members’ Equity	$1,560,110	2,003,610	634,110	944,110	501,110	626,110	405,110	458,110	561,110	391,110	894,110

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-6

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	110	110	110	110	110	2,110	350,460	17,060	6,700	110
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	110	110	110	110	110	110	2,110	350,460	17,060	6,700	110
Artwork	1,780,000	4,331,000	522,000	488,000	2,220,000	541,000	1,804,000	-	-	-	555,000
Total Assets	$1,780,110	4,331,110	522,110	488,110	2,220,110	541,110	1,806,110	350,460	17,060	6,700	555,110
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	2,000	349,520	16,960	6,600	-
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	1,085,400	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	840	-	-	-
Total Current Liabilities	-	-	-	-	-	-	1,087,400	350,360	16,960	6,600	-
Total Liabilities	$-	-	-	-	-	-	1,087,400	350,360	16,960	6,600	-
Members’ Equity:
Total Members’ Equity	$1,780,110	4,331,110	522,110	488,110	2,220,110	541,110	718,710	100	100	100	555,110

Noncontrolling interests in consolidated subsidiary	16,140	34,320	6,440	6,080	25,200	6,500	-	-	-	-	6,840
Members’ Equity	1,763,970	4,296,790	515,670	482,030	2,194,910	534,610	718,710	100	100	100	548,270

Total Liabilities And Members’ Equity	$1,780,110	4,331,110	522,110	488,110	2,220,110	541,110	1,806,110	350,460	17,060	6,700	555,110

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-7

	Series 372	Series 374	Series 377	Series 386	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423	Series 429
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	110	110	140,710	100	100	100	100	100	100	783,620
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	110	110	110	140,710	100	100	100	100	100	100	783,620
Artwork	622,000	666,000	272,000	2,553,000	882,000	504,000	999,000	611,000	-	368,000	-
Total Assets	$622,110	666,110	272,110	2,693,710	882,100	504,100	999,100	611,100	100	368,100	783,620
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	140,610	-	-	-	-	-	-	783,520
Amounts due to affiliate for purchase of artwork	-	-	-	407,100	5,000	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	547,710	5,000	-	-	-	-	-	783,520
Total Liabilities	$-	-	-	547,710	5,000	-	-	-	-	-	783,520
Members’ Equity:
Total Members’ Equity	$622,110	666,110	272,110	2,146,000	877,100	504,100	999,100	611,100	100	368,100	100

Noncontrolling interests in consolidated subsidiary	6,740	8,040	2,940	-	4,180	2,860	4,720	3,400	-	700	-
Members’ Equity	615,370	658,070	269,170	2,146,000	872,920	501,240	994,380	607,700	100	367,400	100

Total Liabilities And Members’ Equity	$622,110	666,110	272,110	2,693,710	882,100	504,100	999,100	611,100	100	368,100	783,620

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-8

	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488	Series 489	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$100	-	-	-	-	-	-	-	-	-	-	1,304,170
Receivable from Affiliates	-	-	-	-								-
Total Current Assets	100	-	-	-	-	-	-	-	-	-	-	1,304,170
Artwork	-	-	-	-	-	-	-	-	-	-	-	28,695,000
Total Assets	$100	-	-	-	-	-	-	-	-	-	-	29,999,170
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	-	-	-	-	-	1,299,710
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	1,619,820
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	840
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-	2,920,370
Total Liabilities	$-	-	-	-	-	-	-	-	-	-	-	2,920,370
Members’ Equity:
Total Members’ Equity	$100	-	-	-	-	-	-	-	-	-	-	27,078,800

Noncontrolling interests in consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	196,740
Members’ Equity	100	-	-	-	-	-	-	-	-	-	-	26,882,060

Total Liabilities And Members’ Equity	$100	-	-	-	-	-	-	-	-	-	-	29,999,170

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-9

MASTERWORKS VAULT 1, LLC

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$12,201	15,240	4,800	7,200	3,974	4,800	3,120	3,532	4,200	3,000	7,380
Total Expenses	12,201	15,240	4,800	7,200	3,974	4,800	3,120	3,532	4,200	3,000	7,380
Net Income/(Loss)	$(12,201)	(15,240)	(4,800)	(7,200)	(3,974)	(4,800)	(3,120)	(3,532)	(4,200)	(3,000)	(7,380)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.16)	(0.15)	(0.15)	(0.15)	(0.16)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.16)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	78,079	100,252	31,732	47,248	25,075	31,332	20,271	22,923	28,078	19,570	44,746

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-10

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$13,791	33,000	3,960	3,720	16,920	4,080	5,500	9,140	7,080	3,120	4,200
Total Expenses	13,791	33,000	3,960	3,720	16,920	4,080	5,500	9,140	7,080	3,120	4,200
Net Income/(Loss)	$(13,791)	(33,000)	(3,960)	(3,720)	(16,920)	(4,080)	(5,500)	(9,140)	(7,080)	(3,120)	(4,200)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.08)	(0.14)	(0.15)	(0.15)	(0.15)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	89,090	216,770	26,126	24,425	111,113	27,077	67,459	64,742	47,247	21,047	27,778

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-11

	Series 372	Series 374	Series 377	Series 386	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423	Series 429
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$4,879	5,040	2,459	19,320	7,032	4,058	7,560	4,760	2,900	2,762	6,360
Total Expenses	4,879	5,040	2,459	19,320	7,032	4,058	7,560	4,760	2,900	2,762	6,360
Net Income/(Loss)	$(4,879)	(5,040)	(2,459)	(19,320)	(7,032)	(4,058)	(7,560)	(4,760)	(2,900)	(2,762)	(6,360)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.16)	(0.15)	(0.18)	(0.15)	(0.16)	(0.16)	(0.15)	(0.16)	(0.12)	(0.15)	(0.15)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	31,132	33,334	13,614	127,779	44,145	25,226	50,000	30,581	23,609	18,418	41,942

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-12

	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488	Series 489	Consolidated
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$2,860	41,640	2,280	-	-	280	840	840	160	-	-	289,988
Total Expenses	2,860	41,640	2,280	-	-	280	840	840	160	-	-	289,988
Net Income/(Loss)	$(2,860)	(41,640)	(2,280)	-	-	(280)	(840)	(840)	(160)	-	-	(289,988)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.14)	(0.15)	(0.15)	-	-	(0.02)	(0.06)	(0.07)	-	-	-	(5.57)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	20,155	273,824	14,959	-	16,441	12,160	14,553	12,085	-	-	-	1,976,138

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-13

MASTERWORKS VAULT 1, LLC

Consolidated Income Statement

For the period from January 1, 2024 through June 30, 2024

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$11,760	6,080	4,800	7,080	-	4,680	2,480	2,060	2,660	3,000	4,260
Total Expenses	11,760	6,080	4,800	7,080	-	4,680	2,480	2,060	2,660	3,000	4,260
Net Income/(Loss)	$(11,760)	(6,080)	(4,800)	(7,080)	-	(4,680)	(2,480)	(2,060)	(2,660)	(3,000)	(4,260)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.08)	(0.15)	(0.15)	-	(0.15)	(0.13)	(0.10)	(0.11)	(0.15)	(0.11)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	78,000	72,231	31,700	47,200	13,507	31,300	19,664	20,848	24,282	19,550	40,059

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-14

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$13,320	32,520	3,960	3,720	16,680	4,080	-	-	-	-	4,200
Total Expenses	13,320	32,520	3,960	3,720	16,680	4,080	-	-	-	-	4,200
Net Income/(Loss)	$(13,320)	(32,520)	(3,960)	(3,720)	(16,680)	(4,080)	-	-	-	-	(4,200)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	-	-	-	-	(0.15)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	89,000	216,497	26,100	24,400	111,000	27,050	21,281	-	-	-	27,750

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-15

	Series 372	Series 374	Series 377	Series 386	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423	Series 429
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$4,680	5,040	2,040	-	4,180	2,860	4,720	3,400	-	700	-
Total Expenses	4,680	5,040	2,040	-	4,180	2,860	4,720	3,400	-	700	-
Net Income/(Loss)	$(4,680)	(5,040)	(2,040)	-	(4,180)	(2,860)	(4,720)	(3,400)	-	(700)	-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.15)	(0.15)	-	(0.10)	(0.11)	(0.09)	(0.11)	-	(0.04)	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	31,100	33,300	13,600	61,837	42,984	25,200	49,950	30,550	-	18,400	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-16

	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488	Series 489	Consolidated
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$-	-	-	-	-	-	-	-	-	-	-	154,960
Total Expenses	-	-	-	-	-	-	-	-	-	-	-	154,960
Net Income/(Loss)	$-	-	-	-	-	-	-	-	-	-	-	(154,960)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	-	-	-	-	-	-	-	-	-	-	(3.24)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-	1,248,340

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-17

MASTERWORKS VAULT 1, LLC

Consolidated Statement of Members’ Equity

(Unaudited)

Series 300
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	78,000	$1,556,090	1,000	$100	$1,556,190	196	$3,920	$1,560,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	588	11,760	11,760
Shares exchanged	49	980	-	-	980	(49)	(980)	-
Net income/(loss)	-	(11,760)	-	-	(11,760)	-	-	(11,760)
Balance at June 30, 2024	78,049	$1,545,310	1,000	$100	$1,545,410	735	$14,700	$1,560,110

Balance at January 1, 2025	78,049	$1,533,466	1,000	$100	1,533,566	1,372	$27,534	$1,561,100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	594	12,201	12,201
Shares exchanged	294	5,880	-	-	5,880	(294)	(5,880)	-
Net income/(loss)	-	(12,201)	-	-	(12,201)	-	-	(12,201)
Balance at June 30, 2025	78,343	$1,527,145	1,000	$100	$1,527,245	1,672	$33,855	$1,561,100

F-18

Series 309
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	34,649	$692,990	1,000	$100	$693,090	-	$-	$693,090
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	64,951	1,299,020	-	-	1,299,020	-	-	1,299,020
Shares issued to noncontrolling interests for management services	-	-	-	-	-	304	6,080	6,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,080)	-	-	(6,080)	-	-	(6,080)
Balance at June 30, 2024	99,600	$1,985,930	1,000	$100	$1,986,030	304	$6,080	$1,992,110

Balance at January 1, 2025	100,150	$1,981,940	1,000	$100	1,982,040	1,054	$21,080	$2,003,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	762	15,240	15,240
Shares exchanged	1,054	21,080	-	-	21,080	(1,054)	(21,080)	-
Net income/(loss)	-	(15,240)	-	-	(15,240)	-	-	(15,240)
Balance at June 30, 2025	101,204	$1,987,780	1,000	$100	$1,987,880	762	$15,240	$2,003,120

F-19

Series 315
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	31,700	$632,270	1,000	$100	$632,370	87	$1,740	$634,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2024	31,700	$627,470	1,000	$100	$627,570	327	$6,540	$634,110

Balance at January 1, 2025	31,700	$622,680	1,000	$100	622,780	567	$11,340	$634,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2025	31,700	$617,880	1,000	$100	$617,980	807	$16,140	$634,120

F-20

Series 316
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	47,200	$942,270	1,000	$100	$942,370	87	$1,740	$944,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	354	7,080	7,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,080)	-	-	(7,080)	-	-	(7,080)
Balance at June 30, 2024	47,200	$935,190	1,000	$100	$935,290	441	$8,820	$944,110

Balance at January 1, 2025	47,200	$928,120	1,000	$100	928,220	795	$15,900	$944,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	360	7,200	7,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,200)	-	-	(7,200)	-	-	(7,200)
Balance at June 30, 2025	47,200	$920,920	1,000	$100	$921,020	1,155	$23,100	$944,120

F-21

Series 318
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	8,607	$172,150	1,000	$100	$172,250	-	$-	$172,250
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	10,877	217,540	-	-	217,540	-	-	217,540
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	19,484	$389,690	1,000	$100	$389,790	-	$-	$389,790

Balance at January 1, 2025	25,050	$497,924	1,000	$100	498,024	148	$3,096	$501,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,974	3,974
Shares exchanged	36	720	-	-	720	(36)	(720)	-
Net income/(loss)	-	(3,974)	-	-	(3,974)	-	-	(3,974)
Balance at June 30, 2025	25,086	$494,670	1,000	$100	$494,770	298	$6,350	$501,120

F-22

Series 319
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	31,300	$622,350	1,000	$100	$622,450	183	$3,660	$626,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,680	4,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,680)	-	-	(4,680)	-	-	(4,680)
Balance at June 30, 2024	31,300	$617,670	1,000	$100	$617,770	417	$8,340	$626,110

Balance at January 1, 2025	31,300	$613,000	1,000	$100	613,100	651	$13,020	$626,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,800	4,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,800)	-	-	(4,800)	-	-	(4,800)
Balance at June 30, 2025	31,300	$608,200	1,000	$100	$608,300	891	$17,820	$626,120

F-23

Series 320
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	17,685	$353,710	1,000	$100	$353,810	-	$-	$353,810
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	2,565	51,300	-	-	51,300	-	-	51,300
Shares issued to noncontrolling interests for management services	-	-	-	-	-	124	2,480	2,480
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,480)	-	-	(2,480)	-	-	(2,480)
Balance at June 30, 2024	20,250	$402,530	1,000	$100	$402,630	124	$2,480	$405,110

Balance at January 1, 2025	20,250	$399,540	1,000	$100	399,640	274	$5,480	$405,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	156	3,120	3,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,120)	-	-	(3,120)	-	-	(3,120)
Balance at June 30, 2025	20,250	$396,420	1,000	$100	$396,520	430	$8,600	$405,120

F-24

Series 323
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	17,409	$348,190	1,000	$100	$348,290	-	$-	$348,290
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	5,491	109,820	-	-	109,820	-	-	109,820
Shares issued to noncontrolling interests for management services	-	-	-	-	-	103	2,060	2,060
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,060)	-	-	(2,060)	-	-	(2,060)
Balance at June 30, 2024	22,900	$455,950	1,000	$100	$456,050	103	$2,060	$458,110

Balance at January 1, 2025	22,900	$452,445	1,000	$100	452,545	277	$5,575	$458,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	174	3,532	3,532
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,532)	-	-	(3,532)	-	-	(3,532)
Balance at June 30, 2025	22,900	$448,913	1,000	$100	$449,013	451	$9,107	$458,120

F-25

Series 329
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	20,334	$406,690	1,000	$100	$406,790	-	$-	$406,790
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	7,716	154,320	-	-	154,320	-	-	154,320
Shares issued to noncontrolling interests for management services	-	-	-	-	-	133	2,660	2,660
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,660)	-	-	(2,660)	-	-	(2,660)
Balance at June 30, 2024	28,050	$558,350	1,000	$100	$558,450	133	$2,660	$561,110

Balance at January 1, 2025	28,050	$554,160	1,000	$100	554,260	343	$6,860	$561,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	343	6,860	-	-	6,860	(343)	(6,860)	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2025	28,393	$556,820	1,000	$100	$556,920	210	$4,200	$561,120

F-26

Series 336
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	19,550	$389,290	1,000	$100	$389,390	86	$1,720	$391,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	150	3,000	3,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,000)	-	-	(3,000)	-	-	(3,000)
Balance at June 30, 2024	19,550	$386,290	1,000	$100	$386,390	236	$4,720	$391,110

Balance at January 1, 2025	19,550	$383,300	1,000	$100	383,400	386	$7,720	$391,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	150	3,000	3,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,000)	-	-	(3,000)	-	-	(3,000)
Balance at June 30, 2025	19,550	$380,300	1,000	$100	$380,400	536	$10,720	$391,120

F-27

Series 338
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	32,796	$655,930	1,000	$100	$656,030	-	$-	$656,030
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	11,904	238,080	-	-	238,080	-	-	238,080
Shares issued to noncontrolling interests for management services	-	-	-	-	-	213	4,260	4,260
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,260)	-	-	(4,260)	-	-	(4,260)
Balance at June 30, 2024	44,700	$889,750	1,000	$100	$889,850	213	$4,260	$894,110

Balance at January 1, 2025	44,700	$882,758	1,000	$100	882,858	549	$11,262	$894,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	342	7,380	7,380
Shares exchanged	549	11,262	-	-	11,262	(549)	(11,262)	-
Net income/(loss)	-	(7,380)	-	-	(7,380)	-	-	(7,380)
Balance at June 30, 2025	45,249	$886,640	1,000	$100	$886,740	342	$7,380	$894,120

F-28

Series 339
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	89,000	$1,777,190	1,000	$100	$1,777,290	141	$2,820	$1,780,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	666	13,320	13,320
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,320)	-	-	(13,320)	-	-	(13,320)
Balance at June 30, 2024	89,000	$1,763,870	1,000	$100	$1,763,970	807	$16,140	$1,780,110

Balance at January 1, 2025	89,000	$1,750,560	1,000	$100	1,750,660	1,473	$29,460	$1,780,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	678	13,791	13,791
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(13,791)	-	-	(13,791)	-	-	(13,791)
Balance at June 30, 2025	89,000	$1,736,769	1,000	$100	$1,736,869	2,151	$43,251	$1,780,120

F-29

Series 340
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	213,453	$4,267,270	1,000	$100	$4,267,370	90	$1,800	$4,269,170
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	3,097	61,940	-	-	61,940	-	-	61,940
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,626	32,520	32,520
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(32,520)	-	-	(32,520)	-	-	(32,520)
Balance at June 30, 2024	216,550	$4,296,690	1,000	$100	$4,296,790	1,716	$34,320	$4,331,110

Balance at January 1, 2025	216,550	$4,264,180	1,000	$100	4,264,280	3,342	$66,840	$4,331,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,650	33,000	33,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(33,000)	-	-	(33,000)	-	-	(33,000)
Balance at June 30, 2025	216,550	$4,231,180	1,000	$100	$4,231,280	4,992	$99,840	$4,331,120

F-30

Series 343
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	26,100	$519,530	1,000	$100	$519,630	124	$2,480	$522,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	198	3,960	3,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,960)	-	-	(3,960)	-	-	(3,960)
Balance at June 30, 2024	26,100	$515,570	1,000	$100	$515,670	322	$6,440	$522,110

Balance at January 1, 2025	26,100	$511,620	1,000	$100	511,720	520	$10,400	$522,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	198	3,960	3,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,960)	-	-	(3,960)	-	-	(3,960)
Balance at June 30, 2025	26,100	$507,660	1,000	$100	$507,760	718	$14,360	$522,120

F-31

Series 344
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	24,400	$485,650	1,000	$100	$485,750	118	$2,360	$488,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,720	3,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,720)	-	-	(3,720)	-	-	(3,720)
Balance at June 30, 2024	24,400	$481,930	1,000	$100	$482,030	304	$6,080	$488,110

Balance at January 1, 2025	24,400	$478,220	1,000	$100	478,320	490	$9,800	$488,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	186	3,720	3,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,720)	-	-	(3,720)	-	-	(3,720)
Balance at June 30, 2025	24,400	$474,500	1,000	$100	$474,600	676	$13,520	$488,120

F-32

Series 345
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	111,000	$2,211,490	1,000	$100	$2,211,590	426	$8,520	$2,220,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	834	16,680	16,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(16,680)	-	-	(16,680)	-	-	(16,680)
Balance at June 30, 2024	111,000	$2,194,810	1,000	$100	$2,194,910	1,260	$25,200	$2,220,110

Balance at January 1, 2025	111,000	$2,178,140	1,000	$100	2,178,240	2,094	$41,880	$2,220,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	846	16,920	16,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(16,920)	-	-	(16,920)	-	-	(16,920)
Balance at June 30, 2025	111,000	$2,161,220	1,000	$100	$2,161,320	2,940	$58,800	$2,220,120

F-33

Series 346
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	27,050	$538,590	1,000	$100	$538,690	121	$2,420	$541,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	204	4,080	4,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,080)	-	-	(4,080)	-	-	(4,080)
Balance at June 30, 2024	27,050	$534,510	1,000	$100	$534,610	325	$6,500	$541,110

Balance at January 1, 2025	27,050	$530,440	1,000	$100	530,540	529	$10,580	$541,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	204	4,080	4,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,080)	-	-	(4,080)	-	-	(4,080)
Balance at June 30, 2025	27,050	$526,360	1,000	$100	$526,460	733	$14,660	$541,120

F-34

Series 348
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	8,394	$167,890	1,000	$100	$167,990	-	$-	$167,990
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	27,536	550,720	-	-	550,720	-	-	550,720
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	35,930	$718,610	1,000	$100	$718,710	-	$-	$718,710

Balance at January 1, 2025	42,622	$852,460	1,000	$100	852,560	-	$-	$852,560
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	45,827	916,540	-	-	916,540	-	-	916,540
Shares issued to noncontrolling interests for management services	-	-	-	-	-	275	5,500	5,500
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,500)	-	-	(5,500)	-	-	(5,500)
Balance at June 30, 2025	88,449	$1,763,500	1,000	$100	$1,763,600	275	$5,500	$1,769,100

F-35

Series 360
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	61,554	$1,231,090	1,000	$100	1,231,190	-	$-	$1,231,190
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	5,046	100,920	-	-	100,920	-	-	100,920
Shares issued to noncontrolling interests for management services	-	-	-	-	-	457	9,140	9,140
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(9,140)	-	-	(9,140)	-	-	(9,140)
Balance at June 30, 2025	66,600	$1,322,870	1,000	$100	$1,322,970	457	$9,140	$1,332,110

F-36

Series 362
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	47,200	$938,930	1,000	$100	939,030	254	$5,080	$944,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	354	7,080	7,080
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,080)	-	-	(7,080)	-	-	(7,080)
Balance at June 30, 2025	47,200	$931,850	1,000	$100	$931,950	608	$12,160	$944,110

F-37

Series 365
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	20,770	$415,330	1,000	$100	415,430	4	$80	$415,510
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	330	6,600	-	-	6,600	-	-	6,600
Shares issued to noncontrolling interests for management services	-	-	-	-	-	156	3,120	3,120
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,120)	-	-	(3,120)	-	-	(3,120)
Balance at June 30, 2025	21,100	$418,810	1,000	$100	$418,910	160	$3,200	$422,110

F-38

Series 370
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	27,750	$552,370	1,000	$100	$552,470	132	$2,640	$555,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2024	27,750	$548,170	1,000	$100	$548,270	342	$6,840	$555,110

Balance at January 1, 2025	27,750	$543,980	1,000	$100	544,080	552	$11,040	$555,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2025	27,750	$539,780	1,000	$100	$539,880	762	$15,240	$555,120

F-39

Series 372
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	31,100	$619,950	1,000	$100	$620,050	103	$2,060	$622,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,680	4,680
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,680)	-	-	(4,680)	-	-	(4,680)
Balance at June 30, 2024	31,100	$615,270	1,000	$100	$615,370	337	$6,740	$622,110

Balance at January 1, 2025	31,100	$610,600	1,000	$100	610,700	571	$11,420	$622,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	240	4,879	4,879
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,879)	-	-	(4,879)	-	-	(4,879)
Balance at June 30, 2025	31,100	$605,721	1,000	$100	$605,821	811	$16,299	$622,120

F-40

Series 374
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	33,300	$663,010	1,000	$100	$663,110	150	$3,000	$666,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	252	5,040	5,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,040)	-	-	(5,040)	-	-	(5,040)
Balance at June 30, 2024	33,300	$657,970	1,000	$100	$658,070	402	$8,040	$666,110

Balance at January 1, 2025	33,300	$652,940	1,000	$100	653,040	654	$13,080	$666,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	252	5,040	5,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,040)	-	-	(5,040)	-	-	(5,040)
Balance at June 30, 2025	33,300	$647,900	1,000	$100	$648,000	906	$18,120	$666,120

F-41

Series 377
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Members’ Equity
Balance at January 1, 2024	13,600	$271,110	1,000	$100	$271,210	45	$900	$272,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	102	2,040	2,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,040)	-	-	(2,040)	-	-	(2,040)
Balance at June 30, 2024	13,600	$269,070	1,000	$100	$269,170	147	$2,940	$272,110

Balance at January 1, 2025	13,600	$267,040	1,000	$100	267,140	249	$4,980	$272,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	102	2,459	2,459
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,459)	-	-	(2,459)	-	-	(2,459)
Balance at June 30, 2025	13,600	$264,581	1,000	$100	$264,681	351	$7,439	$272,120

F-42

Series 386
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	107,295	2,145,900	-	-	2,145,900	-	-	2,145,900
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	107,295	$2,145,900	1,000	$100	$2,146,000	-	$-	$2,146,000

Balance at January 1, 2025	127,650	$2,536,370	1,000	$100	2,536,470	832	$16,640	$2,553,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	966	19,320	19,320
Shares exchanged	207	4,140	-	-	4,140	(207)	(4,140)	-
Net income/(loss)	-	(19,320)	-	-	(19,320)	-	-	(19,320)
Balance at June 30, 2025	127,857	$2,521,190	1,000	$100	$2,521,290	1,591	$31,820	$2,553,110

F-43

Series 411
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	43,850	877,000	-	-	877,000	-	-	877,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	209	4,180	4,180
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,180)	-	-	(4,180)	-	-	(4,180)
Balance at June 30, 2024	43,850	$872,820	1,000	$100	$872,920	209	$4,180	$877,100

Balance at January 1, 2025	44,100	$870,880	1,000	$100	870,980	539	$11,130	$882,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	336	7,032	7,032
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,032)	-	-	(7,032)	-	-	(7,032)
Balance at June 30, 2025	44,100	$863,848	1,000	$100	$863,948	875	$18,162	$882,110

F-44

Series 415
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	25,200	504,000	-	-	504,000	-	-	504,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	143	2,860	2,860
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,860)	-	-	(2,860)	-	-	(2,860)
Balance at June 30, 2024	25,200	$501,140	1,000	$100	$501,240	143	$2,860	$504,100

Balance at January 1, 2025	25,200	$497,310	1,000	$100	497,410	335	$6,700	$504,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	192	4,058	4,058
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,058)	-	-	(4,058)	-	-	(4,058)
Balance at June 30, 2025	25,200	$493,252	1,000	$100	$493,352	527	$10,758	$504,110

F-45

Series 417
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	49,950	999,000	-	-	999,000	-	-	999,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	236	4,720	4,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,720)	-	-	(4,720)	-	-	(4,720)
Balance at June 30, 2024	49,950	$994,280	1,000	$100	$994,380	236	$4,720	$999,100

Balance at January 1, 2025	49,950	$986,850	1,000	$100	986,950	608	$12,160	$999,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	378	7,560	7,560
Shares exchanged	151	3,020	-	-	3,020	(151)	(3,020)	-
Net income/(loss)	-	(7,560)	-	-	(7,560)	-	-	(7,560)
Balance at June 30, 2025	50,101	$982,310	1,000	$100	$982,410	835	$16,700	$999,110

F-46

Series 420
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	30,550	611,000	-	-	611,000	-	-	611,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	170	3,400	3,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,400)	-	-	(3,400)	-	-	(3,400)
Balance at June 30, 2024	30,550	$607,600	1,000	$100	$607,700	170	$3,400	$611,100

Balance at January 1, 2025	30,550	$603,050	1,000	$100	603,150	398	$7,960	$611,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	234	4,760	4,760
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,760)	-	-	(4,760)	-	-	(4,760)
Balance at June 30, 2025	30,550	$598,290	1,000	$100	$598,390	632	$12,720	$611,110

F-47

Series 421
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	13,143	$262,870	1,000	$100	262,970	-	$-	$262,970
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	16,436	328,720	-	-	328,720	-	-	328,720
Shares issued to noncontrolling interests for management services	-	-	-	-	-	145	2,900	2,900
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,900)	-	-	(2,900)	-	-	(2,900)
Balance at June 30, 2025	29,579	$588,690	1,000	$100	$588,790	145	$2,900	$591,690

F-48

Series 423
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	18,400	368,000	-	-	368,000	-	-	368,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	35	700	700
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(700)	-	-	(700)	-	-	(700)
Balance at June 30, 2024	18,400	$367,300	1,000	$100	$367,400	35	$700	$368,100

Balance at January 1, 2025	18,400	$364,550	1,000	$100	364,650	173	$3,460	$368,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	138	2,762	2,762
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,762)	-	-	(2,762)	-	-	(2,762)
Balance at June 30, 2025	18,400	$361,788	1,000	$100	$361,888	311	$6,222	$368,110

F-49

Series 429
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	41,900	$832,350	1,000	$100	832,450	283	$5,660	$838,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	318	6,360	6,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,360)	-	-	(6,360)	-	-	(6,360)
Balance at June 30, 2025	41,900	$825,990	1,000	$100	$826,090	601	$12,020	$838,110

F-50

Series 442
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	17,406	$348,130	1,000	$100	348,230	-	$-	$348,230
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	3,694	73,880	-	-	73,880	-	-	73,880
Shares issued to noncontrolling interests for management services	-	-	-	-	-	143	2,860	2,860
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,860)	-	-	(2,860)	-	-	(2,860)
Balance at June 30, 2025	21,100	$419,150	1,000	$100	$419,250	143	$2,860	$422,110

F-51

Series 446
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	264,786	$5,294,570	1,000	$100	5,294,670	58	$1,160	$5,295,830
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	11,929	238,580	-	-	238,580	-	-	238,580
Shares issued to noncontrolling interests for management services	-	-	-	-	-	2,082	41,640	41,640
Shares exchanged	14	280	-	-	280	(14)	(280)	-
Net income/(loss)	-	(41,640)	-	-	(41,640)	-	-	(41,640)
Balance at June 30, 2025	276,729	$5,491,790	1,000	$100	$5,491,890	2,126	$42,520	$5,534,410

F-52

Series 451
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	14,791	$295,510	1,000	$100	295,610	16	$320	$295,930
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	209	4,180	-	-	4,180	-	-	4,180
Shares issued to noncontrolling interests for management services	-	-	-	-	-	114	2,280	2,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,280)	-	-	(2,280)	-	-	(2,280)
Balance at June 30, 2025	15,000	$297,410	1,000	$100	$297,510	130	$2,600	$300,110

F-53

Series 453
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	339,328	6,786,560	-	100	6,786,660	-	-	6,786,660
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	339,328	$6,786,560	1,000	$200	$6,786,760	-	$-	$6,786,760

F-54

Series 463
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	17,025	340,500	-	-	340,500	-	-	340,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	17,025	$340,500	1,000	$100	$340,600	-	$-	$340,600

F-55

Series 467
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	12,550	251,000	-	100	251,100	-	-	251,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	14	280	280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(280)	-	-	(280)	-	-	(280)
Balance at June 30, 2025	12,550	$250,720	1,000	$200	$250,920	14	$280	$251,200

F-56

Series 469
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	14,800	296,000	-	100	296,100	-	-	296,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	42	840	840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(840)	-	-	(840)	-	-	(840)
Balance at June 30, 2025	14,800	$295,160	1,000	$200	$295,360	42	$840	$296,200

F-57

Series 470
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	12,350	247,000	-	100	247,100	-	-	247,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	42	840	840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(840)	-	-	(840)	-	-	(840)
Balance at June 30, 2025	12,350	$246,160	1,000	$200	$246,360	42	$840	$247,200

F-58

Series 486
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	10,600	212,000	-	100	212,100	-	-	212,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	8	160	160
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(160)	-	-	(160)	-	-	(160)
Balance at June 30, 2025	10,600	$211,840	1,000	$200	$212,040	8	$160	$212,200

F-59

Series 488
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	25,675	513,500	-	100	513,600	-	-	513,600
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	25,675	$513,500	1,000	$200	$513,700	-	$-	$513,700

F-60

Series 489
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	100	100	-	-	100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$200	$200	-	$-	$200

F-61

Consolidated
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests

	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	944,377	$18,845,980	27,000	$2,700	$18,848,680	2,089	$41,780	$18,890,460
Class B shares issued upon entity formation	-	-	7,000	700	700	-	-	700
Share subscriptions settled - Net	409,382	8,187,640	-	-	8,187,640	-	-	8,187,640
Shares issued to noncontrolling interests for management services	-	-	-	-	-	7,748	154,960	154,960
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(154,960)		-	(154,960)	-	-	(154,960)
Balance at June 30, 2024	1,353,759	$26,878,660	34,000	$3,400	$26,882,060	9,837	$196,740	$27,078,800

Balance at January 1, 2025	1,868,771	$36,967,303	37,000	$3,700	$36,971,003	20,390	$408,697	$37,379,700
Class B shares issued upon entity formation	-	-	7,000	700	700	-	-	700
Share subscriptions settled - Net	515,799	10,315,980	-	700	10,316,680	-	-	10,316,680
Shares issued to noncontrolling interests for management services	-	-	-	-	-	14,374	289,988	289,988
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(289,988)	-	-	(289,988)	-	-	(289,988)
Balance at June 30, 2025	2,384,570	$46,993,296	44,000	$5,100	$46,998,396	34,764	$698,684	$47,697,080

F-62

MASTERWORKS VAULT 1, LLC

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
Cash Flows from Operating Activities:
Net income/(loss)	$(12,201)	(15,240)	(4,800)	(7,200)	(3,974)	(4,800)	(3,120)	(3,532)	(4,200)	(3,000)	(7,380)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	12,201	15,240	4,800	7,200	3,974	4,800	3,120	3,532	4,200	3,000	7,380
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	-	-	-	-
Proceeds from issuance of Class A ordinary shares	-	-	-	-	-	-	-	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-
Cash and Cash Equivalents, beginning of period	120	120	120	120	120	120	120	120	120	120	120
Cash and Cash Equivalents, end of period	$120	120	120	120	120	120	120	120	120	120	120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	-	-	-	-	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-63

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
Cash Flows from Operating Activities:
Net income/(loss)	$(13,791)	(33,000)	(3,960)	(3,720)	(16,920)	(4,080)	(5,500)	(9,140)	(7,080)	(3,120)	(4,200)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	13,791	33,000	3,960	3,720	16,920	4,080	5,500	9,140	7,080	3,120	4,200
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	(916,540)	(100,920)	-	(6,600)	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	(916,540)	(100,920)	-	(6,600)	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	10,000	80	-	-	-
Proceeds from issuance of Class A ordinary shares	-	-	-	-	-	-	916,440	99,920	-	6,580	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	926,440	100,000	-	6,580	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	9,900	(920)	-	(20)	-
Cash and Cash Equivalents, beginning of period	120	120	120	120	120	120	220	1,110	110	130	120
Cash and Cash Equivalents, end of period	$120	120	120	120	120	120	10,120	190	110	110	120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	100	1,000	-	20	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	772,560	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-64

	Series 372	Series 374	Series 377	Series 386	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423	Series 429
Cash Flows from Operating Activities:
Net income/(loss)	$(4,879)	(5,040)	(2,459)	(19,320)	(7,032)	(4,058)	(7,560)	(4,760)	(2,900)	(2,762)	(6,360)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	4,879	5,040	2,459	19,320	7,032	4,058	7,560	4,760	2,900	2,762	6,360
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	(328,720)	-	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	(328,720)	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	500	-	-	4,689	-	-
Proceeds from issuance of Class A ordinary shares	-	-	-	-	-	(500)	-	-	325,000	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	329,689	-	-

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	969	-	-
Cash and Cash Equivalents, beginning of period	120	120	120	110	110	610	110	110	3,830	110	110
Cash and Cash Equivalents, end of period	$120	120	120	110	110	610	110	110	4,799	110	110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	500	-	-	3,720	-	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	278,140	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-65

	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488	Series 489	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$(2,860)	(41,640)	(2,280)	-	-	(280)	(840)	(840)	(160)	-	-	(289,988)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	2,860	41,640	2,280	-	-	280	840	840	160	-	-	289,988
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	(73,880)	(248,280)	(4,180)	(7,830,000)	(340,500)	(251,000)	(296,000)	(247,000)	(212,000)	(513,500)	-	(11,369,120)
Net Cash Provided/(Used) in Investing Activities	(73,880)	(248,280)	(4,180)	(7,830,000)	(340,500)	(251,000)	(296,000)	(247,000)	(212,000)	(513,500)	-	(11,369,120)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	100	100	100	100	100	100	100	100	800
Net proceeds from unsettled subscriptions and investor subscription deposits	-	8,630	-	781,980	2,500	500	1,500	-	-	500	213,080	1,023,960
Proceeds from issuance of Class A ordinary shares	49,580	178,290	2,800	6,786,560	340,500	251,000	296,000	247,000	212,000	513,500	-	10,224,670
Proceeds from non-interest bearing advance from affiliate	-	35,360	-	2,818,660	14,300	23,640	7,980	17,460	-	-	-	2,917,400
Repayment of non-interest bearing advance from affiliate	-	(25,660)	-	(1,775,220)	(14,300)	(23,640)	(7,980)	(17,460)	-	-	-	(1,864,260)
Net Cash Provided/(Used) in Financing Activities	49,580	196,620	2,800	8,612,080	343,100	251,600	297,600	247,100	212,100	514,100	213,180	12,302,570

Net Change in Cash and Cash Equivalents	(24,300)	(51,660)	(1,380)	782,080	2,600	600	1,600	100	100	600	213,180	933,450
Cash and Cash Equivalents, beginning of period	24,410	60,400	1,490	-	-	-	-	-	-	-	-	95,490
Cash and Cash Equivalents, end of period	$110	8,740	110	782,080	2,600	600	1,600	100	100	600	213,180	1,028,940

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$24,300	60,290	1,380	-	-	-	-	-	-	-	-	91,310
Net payable to affiliate incurred for purchase of artwork	$31,880	248,280	-	-	-	-	-	-	-	-	-	1,330,860

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-66

MASTERWORKS VAULT 1, LLC

Consolidated Statement of Cash Flows

For the period from January 1, 2024 through June 30, 2024

	Series 300	Series 309	Series 315	Series 316	Series 318	Series 319	Series 320	Series 323	Series 329	Series 336	Series 338
Cash Flows from Operating Activities:
Net income/(loss)	$(11,760)	(6,080)	(4,800)	(7,080)	-	(4,680)	(2,480)	(2,060)	(2,660)	(3,000)	(4,260)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	11,760	6,080	4,800	7,080	-	4,680	2,480	2,060	2,660	3,000	4,260
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(1,299,020)	-	-	(217,540)	-	(51,300)	(109,820)	(154,320)	-	(89,000)
Net Cash Provided/(Used) in Investing Activities	-	(1,299,020)	-	-	(217,540)	-	(51,300)	(109,820)	(154,320)	-	(89,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	500	-	-	-	-	-	-	-	-	-
Proceeds from issuance of Class A ordinary shares	-	1,299,020	-	-	217,540	-	21,240	98,680	151,320	-	233,620
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	1,500	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	(1,500)	-	(149,080)
Net Cash Provided/(Used) in Financing Activities	-	1,299,520	-	-	217,540	-	21,240	98,680	151,320	-	84,540

Net Change in Cash and Cash Equivalents	-	500	-	-	-	-	(30,060)	(11,140)	(3,000)	-	(4,460)
Cash and Cash Equivalents, beginning of period	110	110	110	110	110	110	30,170	11,250	3,110	110	4,570
Cash and Cash Equivalents, end of period	$110	610	110	110	110	110	110	110	110	110	110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	30,060	11,140	3,000	-	4,460
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	61,421	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-67

	Series 339	Series 340	Series 343	Series 344	Series 345	Series 346	Series 348	Series 360	Series 362	Series 365	Series 370
Cash Flows from Operating Activities:
Net income/(loss)	$(13,320)	(32,520)	(3,960)	(3,720)	(16,680)	(4,080)	-	-	-	-	(4,200)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	13,320	32,520	3,960	3,720	16,680	4,080	-	-	-	-	4,200
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	840	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	840	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(61,940)	-	-	-	-	(550,720)	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	(61,940)	-	-	-	-	(550,720)	-	-	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	100	100	100	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	2,000	349,520	16,960	6,600	-
Proceeds from issuance of Class A ordinary shares	-	55,580	-	-	-	-	549,820	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	1,000	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	(1,000)	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	55,580	-	-	-	-	551,820	349,620	17,060	6,700	-

Net Change in Cash and Cash Equivalents	-	(6,360)	-	-	-	-	1,100	350,460	17,060	6,700	-
Cash and Cash Equivalents, beginning of period	110	6,470	110	110	110	110	1,010	-	-	-	110
Cash and Cash Equivalents, end of period	$110	110	110	110	110	110	2,110	350,460	17,060	6,700	110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	6,360	-	-	-	-	900	-	-	-	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	906,400	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-68

	Series 372	Series 374	Series 377	Series 386	Series 411	Series 415	Series 417	Series 420	Series 421	Series 423	Series 429
Cash Flows from Operating Activities:
Net income/(loss)	$(4,680)	(5,040)	(2,040)	-	(4,180)	(2,860)	(4,720)	(3,400)	-	(700)	-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	4,680	5,040	2,040	-	4,180	2,860	4,720	3,400	-	700	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	(2,298,500)	(877,000)	(504,000)	(999,000)	(611,000)	-	(368,000)	-
Net Cash Provided/(Used) in Investing Activities	-	-	-	(2,298,500)	(877,000)	(504,000)	(999,000)	(611,000)	-	(368,000)	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	100	-	100	-	100
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	140,610	-	-	-	-	-	-	783,520
Proceeds from issuance of Class A ordinary shares	-	-	-	2,145,900	588,720	-	999,000	440,820	-	2,000	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	1,622,000	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	(1,469,400)	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	-	-	2,439,110	588,720	-	999,100	440,820	100	2,000	783,620

Net Change in Cash and Cash Equivalents	-	-	-	140,610	(288,280)	(504,000)	100	(170,180)	100	(366,000)	783,620
Cash and Cash Equivalents, beginning of period	110	110	110	100	288,380	504,100	-	170,280	-	366,100	-
Cash and Cash Equivalents, end of period	$110	110	110	140,710	100	100	100	100	100	100	783,620

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	288,280	504,000	-	170,180	-	366,000	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-69

	Series 442	Series 446	Series 451	Series 453	Series 463	Series 467	Series 469	Series 470	Series 486	Series 488	Series 489	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$-	-	-	-	-	-	-	-	-	-	-	(154,960)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	-	-	-	-	-	-	-	-	-	-	-	154,960
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	840
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	840

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	(8,191,160)
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-	(8,191,160)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	100	-	-	-	-	-	-	-	-	-	-	700
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	-	-	-	-	1,299,710
Proceeds from issuance of Class A ordinary shares	-	-	-	-	-	-	-	-	-	-	-	6,803,260
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-	1,624,500
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-	(1,620,980)
Net Cash Provided/(Used) in Financing Activities	100	-	-	-	-	-	-	-	-	-	-	8,107,190

Net Change in Cash and Cash Equivalents	100	-	-	-	-	-	-	-	-	-	-	(83,130)
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-	-	-	-	-	-	1,387,300
Cash and Cash Equivalents, end of period	$100	-	-	-	-	-	-	-	-	-	-	1,304,170

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	-	-	-	-	-	1,384,380
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	967,821

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025 and 2024

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 1, LLC (the “Company”) was formed on November 9, 2022 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that will be owned by individual series of the Company. We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended. Each series issues Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork (or approximately 10% of the size of each series offering). The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (a “SPC”). Each individual series holds title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in this Note), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding segregated portfolio of the SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding segregated portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) . All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all its series given that they are under common control. In accordance with ASC 810, reporting entities eliminate intercompany transactions in consolidated financial statements and noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company that has a direct financial obligation to such creditor. As such, the liability of a member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

F-71

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), and any other expenditure deemed necessary to bring the Artwork to the intended use (e.g. shipping costs and import taxes). Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Financial instruments that potentially subject each series of the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the cash of each series of the Company is held by two financial institutions that management believes are of high credit quality in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-72

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Class A ordinary Share – Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to Class A ordinary shareholders by the weighted-average number of Class A ordinary shares outstanding during the period. For diluted earnings per shares, the weighted-average share count also includes additional Class A shares that could be issued from:

1.	The exchange of SPC Preferred shares (as defined later in this Note)
2.	The conversion of Class B shares, if any, based on the estimated fair value of the related Artwork.

If a Series reports a net loss for the period, diluted earnings per share equals basic earnings per share because the inclusion of potentially dilutive securities would be anti-dilutive.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that are expected to be settled in Class A shares of a series at an undetermined future date upon closing of the relevant offering.

Organizational and Offering Costs – The Administrator will pay all of the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as later defined in this Note.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and qualification of the sale of Class A shares of a series under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

F-73

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity for each series is comprised of different types of membership interests: Class A shares, Class B ordinary shares (“Class B shares”), a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) and SPC ordinary shares (“SPC Ordinary shares”) of SPC:

Class A shares - The Class A shares of each series represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon exchange of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares have certain limited voting and approval rights, including for the issuance of additional shares and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that represent a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have a $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders. The number of SPC Preferred shares shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2).

SPC Ordinary shares - The SPC Ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any. Each Series’ membership interest represented by SPC Ordinary shares is eliminated upon consolidation between each Series and its corresponding SPC.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

F-74

2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, which was entered into prior to the initial closing of the initial series offerings, and incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman, SPC (the “SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman, SPC outstanding, per annum. The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. Once earned, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay each series of the Company a de minimis annual royalty for the rights to commercialize the Artwork of each series for the duration of the operations of the Company.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

F-75

3. FAIR VALUE MEASUREMENTS

Financial assets are recorded at fair value, which is defined as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date.

The accounting guidance establishes a three-tier fair value hierarchy based on the inputs used in valuation:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Observable inputs other than quoted prices, including market data for similar assets or liabilities.
●	Level 3: Unobservable inputs based on management’s estimates, considering valuation risks.

Each series determines fair value using quoted prices, market data, or valuation techniques that prioritize observable inputs while considering counterparty credit risk.

If a series holds financial assets, the following table(s) present their fair value by hierarchy level (in thousands):

June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets
Money Market Funds	$-	$-	$-	$-

Total Assets	$-	$-	$-	$-

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artworks beneficially owned by each series, has no employees, and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2025 and reflected their effects, if any, in these statements through September 26, 2025, the date the financial statements were available to be issued, and a summary of material events is set forth below.

The table below shows offerings, which have been qualified after the date of the financial statements through September 26, 2025:

Series	Underlying Asset	Maximum Offering Size	Class A shares	Qualification Date
Series 498	Painting by Ernie Barnes	$361,000	18,050	7/18/2025
Series 506	Painting by Jacqueline Humphries	$225,000	11,250	8//27/2025
Series 508	Painting by Banksy	$944,000	47,200	9/8/2025
Series 510	Painting by Alex Katz	$500,000	25,000	9/22/2025

F-76

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on December 13, 2022).*
2.2	Certificate of Amendment to the Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on December 13, 2022).*
2.3	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-A POS filed on May 25, 2023).*
2.4	Form of Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-U filed on January 4, 2024).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A POS filed on June 30, 2023).*
6.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-U filed on August 31, 2023).*
6.3	Form of Amended and Restated Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on January 4, 2024).*
6.4	Form of Amended and Restated Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on February 9, 2024).*
6.5	Art Purchase Agreement for Series 300 (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A/A filed on March 1, 2023).*
6.6	Art Purchase Agreement for Series 309 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Form 1-A POS filed on May 25, 2023).*
6.7	Art Purchase Agreement for Series 315 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Form 1-A POS filed on June 8, 2023).*
6.8	Art Purchase Agreement for Series 318 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Form 1-A POS filed on June 8, 2023).*
6.9	Art Purchase Agreement for Series 319 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Form 1-A POS filed on June 8, 2023).*
6.10	Art Purchase Agreement for Series 316 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Form 1-A POS filed on June 30, 2023).*
6.11	Art Purchase Agreement for Series 323 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Form 1-A POS filed on June 30, 2023).*
6.12	Art Purchase Agreement for Series 329 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Form 1-A POS filed on June 30, 2023).*
6.13	Art Purchase Agreement for Series 339 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Form 1-A POS filed on June 30, 2023).*
6.14	Art Purchase Agreement for Series 340 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Form 1-A POS filed on June 30, 2023).*
6.15	Art Purchase Agreement for Series 320 (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.16	Art Purchase Agreement for Series 336 (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.17	Art Purchase Agreement for Series 338 (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.18	Art Purchase Agreement for Series 343 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.19	Art Purchase Agreement for Series 344 (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.20	Art Purchase Agreement for Series 346 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.21	Art Purchase Agreement for Series 348 (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Form 1-A POS filed on August 1, 2023).*

7

6.22	Art Purchase Agreement for Series 370 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.23	Art Purchase Agreement for Series 372 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.24	Art Purchase Agreement for Series 374 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Form 1-A POS filed on August 1, 2023).*
6.25	Art Purchase Agreement for Series 322 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Form 1-A POS filed on August 15, 2023).*
6.26	Art Purchase Agreement for Series 345 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Form 1-A POS filed on August 15, 2023).*
6.27	Art Purchase Agreement for Series 377 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Form 1-A POS filed on August 15, 2023).*
6.28	Art Purchase Agreement for Series 411 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Form 1-A POS filed on October 30, 2023).*
6.29	Art Purchase Agreement for Series 415 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Form 1-A POS filed on October 30, 2023).*
6.30	Art Purchase Agreement for Series 386 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Form 1-A POS filed on November 20, 2023).*
6.31	Art Purchase Agreement for Series 420 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Form 1-A POS filed on November 20, 2023).*
6.32	Art Purchase Agreement for Series 423 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Form 1-A POS filed on November 20, 2023).*
6.33	Art Purchase Agreement for Series 417 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Form 1-A POS filed on January 23, 2024).*
6.34	Art Purchase Agreement for Series 421 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Form 1-A POS filed on March 21, 2024).*
6.35	Art Purchase Agreement for Series 429 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Form 1-A POS filed on March 21, 2024).*
6.36	Art Purchase Agreement for Series 360 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Form 1-A POS filed on May 1, 2024).*
6.37	Art Purchase Agreement for Series 442 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Form 1-A POS filed on May 1, 2024).*
6.38	Art Purchase Agreement for Series 362 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Form 1-A POS filed on May 30, 2024).*
6.39	Art Purchase Agreement for Series 365 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Form 1-A POS filed on May 30, 2024).*
6.40	Art Purchase Agreement for Series 446 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Form 1-A POS filed on July 31, 2024).*
6.41	Art Purchase Agreement for Series 451 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Form 1-A POS filed on September 18, 2024).*
6.42	Art Purchase Agreement for Series 463 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Form 1-A POS filed on December 17, 2024).*
6.43	Art Purchase Agreement for Series 467 (incorporated by reference to the copy thereof submitted as Exhibit 6.43 to the Company’s Form 1-A POS filed on January 24, 2025).*
6.44	Art Purchase Agreement for Series 469 (incorporated by reference to the copy thereof submitted as Exhibit 6.44 to the Company’s Form 1-A POS filed on February 11, 2025).*
6.45	Art Purchase Agreement for Series 470 (incorporated by reference to the copy thereof submitted as Exhibit 6.45 to the Company’s Form 1-A POS filed on February 11, 2025).*
6.46	Art Purchase Agreement for Series 453 (incorporated by reference to the copy thereof submitted as Exhibit 6.46 to the Company’s Form 1-A POS filed on February 26, 2025).*
6.47	Art Purchase Agreement for Series 486 (incorporated by reference to the copy thereof submitted as Exhibit 6.47 to the Company’s Form 1-A POS filed on April 11, 2025).*
6.48	Art Purchase Agreement for Series 488 (incorporated by reference to the copy thereof submitted as Exhibit 6.48 to the Company’s Form 1-A POS filed on April 11, 2025).*
6.49	Art Purchase Agreement for Series 489 (incorporated by reference to the copy thereof submitted as Exhibit 6.50 to the Company’s Form 1-A POS filed on April 11, 2025).*
6.50	Art Purchase Agreement for Series 497 (incorporated by reference to the copy thereof submitted as Exhibit 6.50 to the Company’s Form 1-A POS filed on June 23, 2025).*
6.51	Standard Terms and Conditions of Sale for Series 322 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on December 26, 2023).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 1, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 26, 2025
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 26, 2025
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 26, 2025
Joshua B. Goldstein

9